Exhibit 4.1

Agreement pursuant to Item 601(b)(4)(iii)(A)
of Regulation S-K

The registrant hereby undertakes and agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument relating to, or defining the rights of the holders, of, any long-term debt of the registrant and/or its subsidiaries, a copy of which has not been filed in reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K or which, although previously filed, shall have become stale in the sense of Item 10(d) of Regulation S-K or which shall have been disposed of by  the Commission pursuant to its Record Control Schedule.  This Agreement and undertaking is intended to be effective with respect to registrant's long-term debt instruments whether securities have been issued thereunder or are yet to be issued thereunder.

Date:	August 12, 2002

		By:	/s/ Theodore C. Miller
Theodore C. Miller, Senior Vice President
Corporate Secretary and Chief Financial Officer